

SEC 10035590 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2009 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSC Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Windy Ridge Parkway, Suite 1100
(No. and Street)

Atlanta (City) Georgia (State) 30339-5645 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven E. Rothstein 770 858-6841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

10 Tenth Street, Suite 1400 (Address) Atlanta (City) GA (State) 30309-3851 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

JD 3/22/2010

OATH OR AFFIRMATION

I, Steven E. Rothstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FSC Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

Chief Financial Officer

Title



Notary Public

Judith R. Embry
Notary Public
Cobb County, GA
June 17, 2010

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Report of Independent Auditors on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FSC Securities Corporation

(An indirect wholly-owned subsidiary of
American International Group, Inc.)

Financial Statements and Supplementary Information
December 31, 2009

FSC Securities Corporation
(An indirect wholly owned subsidiary of American International Group, Inc.)
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000

Report of Independent Auditors

To the Stockholder and Board of Directors of
FSC Securities Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of FSC Securities Corporation at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
March 5, 2010

FSC Securities Corporation

(An indirect wholly-owned subsidiary of American International Group, Inc.)

Statement of Financial Condition

December 31, 2009

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	18,138
Cash segregated under federal and other regulations		534
Receivables from broker-dealers and clearing organizations		9,369
Receivables from investment advisors		2,008
Securities owned		14,420
Securities pledged to insurance company		672
Notes and accounts receivable from registered representatives, net of allowance of $307		1,560
Deferred tax asset, net of valuation allowance of $909		6,649
Income taxes receivable from Parent		3,898
Intangible asset, net of accumulated amortization of $622		834
Prepaid expenses and other assets		10,694
Total assets	$	68,776
Liabilities and Stockholder's Equity		
Commissions payable	$	7,447
Accounts payable and accrued expenses		12,071
Payables to affiliates, net of receivables (Note 6)		341
Payables to broker-dealers and clearing organizations		2
Securities sold, not yet purchased		831
Total liabilities		20,692
Commitments and contingencies (Note 9)		
Stockholder's Equity		
Common stock - $10 par value; 1,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		23,205
Retained earnings		24,869
Total stockholder's equity		48,084
Total liabilities and stockholder's equity	$	68,776

The accompanying notes are an integral part of these financial statements.

FSC Securities Corporation
(An indirect wholly-owned subsidiary of American International Group, Inc.)
Statement of Operations
Year Ended December 31, 2009

(in thousands of dollars)

Commissions	
Commission revenue	$ 128,348
Commission expense	(112,308)
Net retained commissions	16,040
Other revenues	
Investment advisory fees	75,097
Sponsor revenue	12,248
Interest income	215
Other income	11,863
Total other revenues	99,423
Other expenses	
Investment advisory fees	(66,086)
Marketing and meeting expense	(1,187)
Clearance and other	(3,018)
Goodwill impairment (Note 11)	(7,150)
General and administrative	(39,530)
Total other expenses	(116,971)
Loss before income taxes	(1,508)
Income tax expense	(1,415)
Net loss	$ (2,923)

The accompanying notes are an integral part of these financial statements.

FSC Securities Corporation

(An indirect wholly-owned subsidiary of American International Group, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

(in thousand of dollars, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balances at January 1, 2009					
FSC Securities Corporation	1,000	$ 10	$ 7,944	$ 47,159	55,113
Advantage Capital Corporation and subsidiary	-	14	15,247	(767)	14,494
Reclass stock	-	(14)	14	-	-
Adjusted balances at January 1, 2009	1,000	10	23,205	46,392	69,607
Cash dividend paid to parent	-	-	-	(15,214)	(15,214)
Dividend of Advantage Capital Insurance Agency Inc.	-		-	(559)	(559)
Return of capital to the Parent (Note 7)	-	-	-	(2,827)	(2,827)
Net loss	-	-	-	(2,923)	(2,923)
Balances at December 31, 2009	1,000	$ 10	$ 23,205	$ 24,869	$ 48,084

The accompanying notes are an integral part of these financial statements.

FSC Securities Corporation
(An indirect wholly-owned subsidiary of American International Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2009

(in thousands of dollars)

Cash flows from operating activities		
Net loss	$	(2,923)
Adjustments to reconcile net loss to net cash provided by operating activities		
Amortization expense on intangible asset		149
Deferred taxes		9,253
Goodwill impairment		7,150
Return of capital to Parent for taxes		(2,827)
(Increase) decrease in operating assets		
Receivables from broker-dealers and clearing organizations		(2,225)
Receivables from investment advisors		756
Cash segregated under federal and other regulations		(5)
Securities owned, net		(9,010)
Securities pledged to insurance company		36
Notes and accounts receivable from registered representatives		427
Prepaid expenses and other assets		(4,339)
Increase (decrease) in operating liabilities		
Commissions payable		322
Accounts payable and accrued expenses		(6,169)
Payables to brokers-dealers		(4)
Securities sold, not yet purchased		526
Income taxes payable to Parent		(5,744)
Payables to affiliates, net		5,779
Net cash used in operating activities		(8,848)
Cash flows from financing activity		
Dividend paid to parent		(15,773)
Decrease in cash and cash equivalents		(24,621)
Cash and cash equivalents		
Beginning of year		42,759
End of year	$	18,138
Supplemental cash flow information		
Income tax refunds (from Parent)	$	(804)

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

FSC Securities Corporation (the "Company") is a wholly-owned subsidiary of Financial Service Corporation (the "Parent" or "FSC"), which is a wholly-owned subsidiary of Advisor Group, Inc. ("AIG AG" or the "Group"), which in turn is a wholly-owned subsidiary of SunAmerica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of AIG SunAmerica, Inc. ("SunAmerica"), which is wholly owned by American International Group, Inc. ("AIG"). Effective March 2, 2009, the Company was merged with an affiliate, Advantage Capital Corporation. Since both companies are under common ownership of AIG Advisor Group, Inc., the merger was accounted for similar to a pooling of interest. Accordingly, the accounts of both companies were combined with no changes in bases. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisors Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG SunAmerica and other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies.

The Company executes all of its customers' transactions, on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, that carries the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Codification of Accounting Standards
In June 2009, the FASB issued FASB ASC 105-10, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles", (formerly SFAS 168). FASB ASC 105-10 replaces SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. The Codification became the exclusive authoritative reference at September 30, 2009. Updates to the Codification Standards are issued as Accounting Standard Updates ("ASU"s) by the FASB. The adoption of the Codification does not impact the Company's financial statements except for references made to authoritative accounting literature in the footnotes.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Commission Revenue and Commission Expense
Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense
The Company receives sponsor revenues from various mutual funds, variable annuities, investment advisors and insurance companies (the "Sponsors") relating to sales by the Company's registered representatives of mutual funds, variable annuity and other products of the Sponsors, as

well as in return for Sponsors attending the Company's annual representative convention. The Company records sponsor revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records meeting and marketing expenses when incurred.

Investment Advisory Fees
Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions
Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities owned and securities sold, not yet purchased, are carried at fair value. Unrealized gains and losses are reflected in the Statement of Operations.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the management. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. See Note 5.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk
At times, cash and cash equivalents may exceed the insurance limits of the Federal Depository Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years.

The Company also makes loans or pays advances to independent representatives as part of its hiring and retention process. Reserves are established on these receivables if the representative is no longer associated with the Company and the receivable has not been promptly repaid (older than 90 days) or if it is determined that it is probable the amount will not be collected.

A portion of these loans will be forgiven over a period of time (generally 5 years) if the representative meets certain operating and gross dealer concession levels. These loans are classified with prepaid expenses and other assets on the Statement of Financial Condition.

Officer Compensation
Certain officers of the Company participate in a compensation plan provided by an affiliate of the Parent. The Company records compensation expense earned by officers under this plan as general and administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense.

Goodwill and Intangible Assets
Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. As part of its test for impairment, the Company considers profitability and an assessment of the fair value as well as the overall market value of the Company compared to its net book value. Other intangible assets are amortized over their useful lives. The Company's current intangible assets are being amortized over periods ranging from six to ten years (see Note 11).

Income Taxes
The Company is included in the AIG consolidated federal income tax return. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Any differences between the amount of tax expense/benefit recognized on the separate return method and the amount ultimately allocated to the Company by the Parent under its tax sharing agreement is recognized in equity as a distribution/contribution to/from the Parent (Note 7). The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. State taxes are estimated using estimated apportionment percentages and currently enacted state tax rates. Interest and penalties, when incurred, are recognized in general and administrative expense.

Subsequent Events
On December 31, 2009, the Company adopted the FASB amendments to general standards on accounting for and disclosures of events that occur after balance sheet date but before financial statements are issued or are available to be issued. The adoption of this guidance did not materially

impact the Company's financial statements. See Note12, Subsequent Events, for further discussion.

3. Cash Segregated Under Federal and Other Regulations

Cash of approximately $534,000 as of December 31, 2009 is segregated under provisions of the Securities Exchange Act of 1934 and represents estimated breakpoint refund reserves.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2009 consist of the following:

(in thousands of dollars)	Receivable	Payable
Receivables from and payable to clearing brokers	$ 2,062	$ 2
Fees and commissions receivable	7,307	-
	$ 9,369	$ 2

5. Securities at Fair Value

Securities at fair value at December 31, 2009 are summarized as follows:

(in thousands of dollars)	Balance December 31, 2009	Level 1	Level 2
Securities owned, at fair value	$ 14,420	$ 4	$ 14,416
Securities sold, not yet purchased, at fair value	$ (831)	$ (754)	$ (77)
Cash equivalents at fair value	$ 15,610	$ 11,507	$ 4,103
Securities pledged to insurance company, at fair value	$ 672	$ 672	$ -

6. Related Party Transactions

The terms of agreements with affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commission revenue for the year ended December 31, 2009 includes $1,289,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commission expense for the year ended December 31, 2009 includes $1,165,000 paid on sales of products sponsored by Affiliates.

AIG AG negotiates insurance policies for the entire Group and allocates the expense to each individual broker-dealer. For the year ended December 31, 2009, the Company was allocated approximately $244,000 for these expenses, which is included in general and administrative expenses in the accompanying Statement of Operations.

The Company has pledged $672,000 to an affiliated insurance company to be used as a facility to pay Errors and Omissions claims as they arise and become due. The deposit is held at AIG Bank, an affiliate.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to $4,602,000 during the year ended December 31, 2009, which is included in other income in the Statement of Operations.

The Company and Parent have entered into an agreement whereby FSC provides substantially all management and administrative services to the Company for a management fee, the amount of which is periodically reviewed by FSC. For the year ended December 31, 2009, the management fees were $30,605,000, which is reflected in general and administrative expense in the Statement of Operations.

The Company's sponsor revenues are determined, collected and allocated by FSC for all broker dealers owned by the Group. The Company's portion of gross sponsor revenue for the year ended December 31, 2009 was approximately $12,248,000.

At December 31, 2009 the Company had the following intercompany receivables and payables due to and from affiliates:

(In thousands of dollars)	**Due (To) From**
Advisor Group	$ (8)
Financial Service Corporation	(1,261)
FSC Agency Inc.	(199)
SagePoint Financial, Inc.	714
Royal Alliance Associates, Inc.	413
	$ (341)

7. Income Taxes

The components of the provision for income taxes for the year ended December 31, 2009 are as follows:

(in thousands of dollars)	
Current	
Federal benefit	$ (8,082)
State expense	326
Current benefit	(7,756)
Deferred	
Federal expense	7,611
State expense	651
Deferred expense	8,262
Valuation allowance expense	909
Total expense	$ 1,415

The difference between the federal statutory tax rate of 94 percent and the Company's effective income tax rate of 80 percent for the year ending December 31, 2009, is primarily due to goodwill impairment, other permanent items, and state and local taxes. Deferred tax assets and liabilities principally arise as a result of temporary differences from deferred compensation and related accrued interest and legal reserves. The Company has recorded a return of capital to the Parent for taxes totaling $2,827,000 in 2009 related to differences between the tax recorded in 2008 on the separate return method and the amount allocated by the Parent under the tax sharing agreement.

8. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2009 , the Company had net capital of $18,286,000 which was $18,036,000 in excess of the amount required. The Company had no debit items at December 31, 2009.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

9. Commitments and Contingencies

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or equity security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters

The Company is involved in various claims and lawsuits arising in the normal conduct of its business. Such claims and lawsuits are generally covered under Errors and Omissions insurance provided by an affiliate of AIG. Amounts not covered by such insurance will be paid directly by the Company. In the opinion of management, additional amounts that will ultimately be required, if any, in connection with these matters will have no material effect on the financial position of the Company.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Deferred Compensation

AIG SunAmerica has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives were allowed to elect to participate along with registered representatives of other affiliated companies on a national basis. Effective January 2009, the plan was frozen; no future contributions are allowed. The compensation deferral is deposited into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Additionally the Company has accrued approximately $438,000 of contributions to be made by the Company to participants of the Plan. This contribution is anticipated to provide certain participants up to a 2.75% cumulative return as provided in the Plan documents.

Clearing Broker-dealer

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

10. AIG Update

In connection with the preparation of its annual report on Form 10-K for the fiscal year ended December 31, 2009, AIG management assessed whether AIG has the ability to continue as a going concern. Based on the U.S. government's continuing commitment, the already completed transactions and the other expected transactions with the FRBNY, AIG management's plans to stabilize AIG's businesses and dispose of certain assets, and after consideration of the risks and uncertainties of such plans, AIG management believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations for at least the next twelve months.

It is possible that the actual outcome of one or more of AIG management's plans could be materially different, or that one or more of AIG management's significant judgments or estimates about the potential effects of these risks and uncertainties could prove to be materially incorrect or that the transactions with the FRBNY fail to achieve the desired objectives. If one or more of these

possible outcomes is realized and financing is not available, AIG may need additional U.S. government support to meet its obligations as they come due. Without additional support from the U.S. government, in the future there could be substantial doubt about AIG's ability to continue as a going concern.

If AIG is unable to meet its obligations as they come due, management of the Company believe it would have minimal impact on the Company's financial condition or results of operations, as the subsidiary has operated with minimal financial support from its Parent and remains self-sustaining, from an operational and liquidity standpoint. However, the NY Fed and the United States Department of the Treasury may exercise it rights under the various securitized transactions described above, including, but not limited to the disposition of the Company or liquidation of the Company's operations.

11. Goodwill Impairment

In August 2009, the Company performed an evaluation of the recoverability of goodwill. At January 1, 2009 the Company had goodwill with a carrying amount of $7,150,000 with no accumulated impairment losses. The company ordinarily tests goodwill for impairment annually at each fiscal year end. However, due to declines in operating income and significant changes to the securities industry, the Company determined that an impairment evaluation was necessary in August.

Management views the Company as one reporting unit and therefore assessed the fair value of the business as a whole. Management estimated the fair value of the business using the expected present value of future cash flows which resulted in a goodwill impairment of $7,150,000.

12. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through March 5, 2010, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

FSC Securities Corporation
An indirect wholly-owned subsidiary of American International Group, Inc.
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2009 **Schedule I**

(in thousands of dollars)

Stockholder's equity	$	48,084
Less: Nonallowable assets		
Other unsecured receivables		(1,720)
Securities pledge to insurance company		(672)
Notes and accounts receivable from registered representatives net of allowance of $307		(1,560)
Intangible asset, net of accumulated amortization of $622		(1,239)
Prepaid expenses and other assets		(10,505)
Receivables from investment advisors		(2,008)
Receivable from Parent		(1,127)
Unsecured customer debits held at clearing broker		(34)
Deferred taxes, net		(6,649)
Income taxes receivable from Parent		(3,898)
Net capital before haircuts on securities positions		18,672
Less: Haircuts on securities owned, including pledged securities		(386)
Net capital		18,286
Alternative minimum net capital requirement		(250)
Excess net capital	$	18,036

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009).

(in thousands of dollars)

Net capital as reported in Part II (unaudited) Focus Report	$	17,563
Adjustments		
Tax adjustments		245
Miscellaneous liability		119
E&O liability		274
Breakpoint liability		426
Reallocation		197
General and administrative accrual		(632)
AR other change to AI from non-allowable (Intercompany)		94
Net capital per above	$	18,286

FSC Securities Corporation

An indirect wholly-owned subsidiary of American International Group, Inc.

Computation For Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2009 **Schedule II**

The Company has claimed exemption from SEC Rule 15c3-3 under sub paragraph (k)(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000

To the Stockholder and Board of Directors of FSC Securities Corporation:

In planning and performing our audit of the financial statements of FSC Securities Corporation (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified deficiencies in internal control and control activities that we consider to be a material weakness, as defined above. These deficiencies were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2009, and this report does not affect our report thereon dated March 5, 2010.

During the year ended December 31, 2009, the Company had material weaknesses in its financial reporting process. Specifically, material adjustments were necessary to record income taxes in accordance with generally accepted accounting principles. Accordingly, this deficiency constitutes a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 5, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000

Report of Independent Accountants

To the Stockholder and Board of Directors of FSC Securities Corporation

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of FSC Securities Corporation for the period from April 1, 2009 through December 31, 2009, which were agreed to by FSC Securities Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating FSC Securities Corporation's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for FSC Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:
   a. January 2009 payment of $150 was agreed to check #86003487 in the January 2009 check register provided by Simmone Fields, Regulatory Controller. August payment of $64,002 was agreed to check #89001055 in the August 2009 check register provided by Simmone Fields, Regulatory Controller. Payment made with SIPC Form 7-T in the amount of $146,615 was agreed to a check request obtained by Simmone Fields, Regulatory Controller. No differences were noted.

2. Compared the Total Revenue amount reported on 3 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on Royal Alliance Associates, Inc.'s Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the total revenue amount of $175,605,745 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. No difference was noted as a result of this procedure. Total revenue reported was calculated by adding the following line items on page 3 of the audited Form X-17A-5: Commission Revenue, Investment Advisory Fees, Sponsor Revenue, Interest Income, and Other Income.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 1, revenues from the distribution of shares of a registered open end investment company or unit trust, from the sale of variable

annuities, from business of insurance, from investment advisory services rendered to investment registered investment companies or insurance separate accounts and from transactions in security futures products, of $88,678,276 to a supporting schedule provided by Simmone Fields, Regulatory Controller. No difference was noted.

b. Compared deductions on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $2,503,120 to a supporting schedule provided by Simmone Fields, Regulatory Controller. No difference was noted.

c. Compared deductions on line 9, 40% of interest earned on customer securities accounts, of $117,426, to a supporting schedule provided by Simmone Fields, Regulatory Controller. No difference was noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $84,306,923 and $210,767, respectively of the Form SIPC-7T.

      SIPC Net Operating Revenue was recalculated by adding total revenue reported on page 2, item 2a of Form SIPC-7T and total additions reported on page 2, item 2b of Form SIPC 7-T, and subtracting total deductions reported on page 2, item 2c, of Form SIPC 7-T. No difference was noted.

      The General Assessment @ 0.0025 was recalculated by multiplying the SIPC Net Operating Revenue reported on page 2, item 2d of Form SIPC 7-T by 0.0025. No difference was noted.

   b. Footed the supporting schedules provided by Simmone Fields, Regulatory Controller, for procedure 3 above and agreed the individual amounts listed on each schedule to the trial balance for the period April 1, 2009 through December 31, 2009.

      No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of FSC Securities Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 5, 2010